PW Managed Investments Trust -PW Investment Grade Income Fund

At a board of trustees meeting held on February 13, 1997, the board approved an investment policy change to include mortgage-backed securities in the Fund's 65% or greater allowable investment basket of U.S. government and investment grade corporate bonds. Previously, mortgage-backed securities were included in the Fund's 35% allowable investment basket of certain other types of bonds.